UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Notice of the Record Date for Quarterly Dividend

Pursuant to Article 354 of the Korean Commercial Act and Article 15 of the Articles of Incorporation of the Company, the Company designates the record date for the 3rd quarter of 2023 dividend as below

1. Record Date: September 30, 2023 (Seoul Time)

2. Purpose: To finalize the list of shareholders eligible for the receipt of the 3rd quarter dividend for year 2023

3. The Board of Directors will decide whether to pay dividends in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: September 11, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President